

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail
Mr. Liu Yan-qing
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
No. 2158, North Xiang An Road
Song Bei District
Harbin, People's Republic of China

> **Re: China Sky One Medical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 001-34080**

Dear Mr. Yan-qing:

We have reviewed your September 23, 2011 response to our August 18, 2011 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

1. With regard to comment four, please provide a revised balance sheet to be included in future filings, showing a separate presentation of appropriated retained earnings. Refer to Rule 5-02.30 of Regulation S-X.

13. Intangible Assets, net, page F-31

2. Your response to comment ten states that capitalized proprietary technologies include Monoclonal Antibody, Endostatin, Breast Cancer Technology, Antroquinonal, and Small RNA Technologies. Many of these projects are listed

as 2010 research and development projects on page 15. Please tell us why certain costs on these projects are capitalized while certain costs are expensed as research and development expense. For each asset, tell us the status of the project at the date when the costs were capitalized as an asset (in 2008 and 2009), the useful life, and how that life was determined. If the asset has an alternative future use, describe that use. More fully describe the nature of the asset "13 drug batch numbers" acquired in 2011 from the university, how you are using the asset and the cash flows supporting the asset.

3. Provide us a revised table, to be included in future filings, showing the gross carrying amount of intangible assets and the accumulated amortization as required by ASC 350-30-50-2a.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant